UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


                           For the month of March 2004


                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                              Yes |_|      No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): _________________

               The following document is being filed with this 6-K
                         report and is attached hereto.


Press Release dated 26 March 2004 announcing the Company's 2003 Consolidated Fourth Quarter and Year End Results

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                QUINENCO S.A.



                                     By: /s/ Luis Fernando Antunez
                                         ------------------------------------
                                         Name:  Luis Fernando Antunez
                                         Title: Authorized Representative


Dated: March 26, 2004

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221 e-mail: cfreeman@lq.cl

                    QUINENCO S.A. ANNOUNCES 2003 CONSOLIDATED
                       FOURTH QUARTER AND YEAR END RESULTS

(Santiago, Chile, March 26, 2003) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the fourth quarter and year ended December 31, 2003.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (1.0% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on December 31, 2003 (Ch$593.80 = US$1.00) and are only provided for the reader's convenience.

                                 2003 HIGHLIGHTS

o Quinenco reported net income of Ch$37,695 million (US$63.5 million) for the twelve months ended December 31, 2003, an improvement of Ch$113,930 million (US$191.9 million over 2002's net loss of Ch$76,235 million (US$128.4 million). In 4Q 2003, Quinenco reported a net loss of Ch$2,665 million (US$4.5 million), down sharply from the net loss of Ch$39,852 million (US$67.1 million) reported in 4Q 2002.

o 2003 operating profit jumped by 22.8% to Ch$12,747 million (US$21.5 million), mainly in connection with an improvement in Madeco's results from operations in 2003. This tendency was also reflected in the fourth quarter of 2003 with operating profit of Ch$1,653 million (US$2.8 million), mostly due to higher operating profit at Madeco and Lucchetti.

o Quinenco reported non-operating income of Ch$177 million (US$0.3 million) in 2003, totally reverting 2002's non-operating loss of Ch$109,393 million (US$184.2 million). The improvement was, in large part, due to a significant increase in earnings related to Quinenco's interest in Banco de Chile and CCU. In addition, non-operating results benefited from a lower level of interest expense and other non-operating expenses as well as a turnaround in results from foreign currency exchange rate differences. A non-operating loss of Ch$8,659 million (US$14.6 million) was reported in the fourth quarter of 2003, down by 80.8% from the Ch$45,172 million (US$76.1 million) reported in the same quarter of 2002.

o Earnings per ADR amounted to US$0.59 for the twelve-month period ended December 31, 2003.


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QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

GROUP HIGHLIGHTS - FOURTH QUARTER  2003 AND SUBSEQUENT EVENTS

Quinenco Distributed Interim Dividend

On January 9, 2004, Quinenco paid an interim dividend of Ch$11.24745 per share (Ch$112.4745 per ADR). The interim dividend, which was charged against 2003 net earnings and was equivalent to 30% of net earnings as of September 30, 2003, amounted to Ch$12,144,322,552.

CCU/Lucchetti Joint Venture in Calaf

On January 12, 2004, CCU's subsidiary, ECUSA, and Empresas Lucchetti completed the acquisition of Calaf S.A., a local cookie and candy manufacturer. Calaf's products will be distributed through ECUSA's extensive soft drinks and beverages distribution network of more than 90,000 clients. Lucchetti and ECUSA each hold 50% of the acquired company.

Empresas Lucchetti Announces Sale of Its Chilean Operations

On December 22, 2003, Empresas Lucchetti announced that it had signed a Memorandum of Understanding (MOU) to sell its Chilean pasta, edible oil and soup operations to Corpora Tresmontes, a local food products company for a gross price of Ch$60 billion. The sale, which is expected to be concluded by the end of March 2004, is subject to satisfactory due diligence as well as Corpora Tremontes' ability to procure financing for the deal. The sale, which represents approximately 85% of Empresas Lucchetti's consolidated assets, was approved by shareholders on January 12, 2004. The MOU only contemplates the sale of Lucchetti's Chilean operations and does not include Lucchetti Peru or its rights in arbitration proceedings with the Peruvian government, currently underway in Washington.

Capital Increase in Empresas Lucchetti

On October 16, 2003, pursuant to an extraordinary shareholders' meeting, shareholders approved a capital increase for Ch$32,875 million. The capital increase, which was carried out during December and January on the Santiago Stock Exchange, amounted to Ch$15,726 million, divided among 1,048 million shares. Quinenco's wholly-owned subsidiary, Inversiones Rio Bravo Ltda. subscribed to 1,040 million shares for Ch$15,600 million and as a result, Quinenco increased its interest in Lucchetti from 93.7 %to 95.9%. Proceeds from the capital increase were used to reduce company indebtedness and finance Lucchetti's acquisition of 50% of Calaf, a local cookie and candy manufacturer.

Sale of Santiago Hotel Carrera

On November 20, 2003, Hoteles Carrera sold its flagship hotel in Santiago to the Chilean Ministry of Foreign Relations for UF832,000 (approximately US$23.7 million). The sale, pursuant to an agreement signed on August 27, 2003, included the building and grounds of the Santiago hotel located in the El Centro section of the city.

Madeco Loses Arbitration Against Joint Venture Partner Corning

Arbitration proceedings against Madeco's joint venture partner in Optel Limitada, Corning Inc., concluded disfavorably for Madeco on November 11, 2003 when it was ruled that the optic fiber manufacturing joint venture would be liquidated.


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QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

Net Income Contribution
-----------------------------------------------------------------------------------------------------------------------------------
                                      Quinenco's
                                     ownership %   4Q 2002     3Q 2003     4Q 2003    4Q 2003    YTD 2002    YTD 2003   YTD 2003
Sector/Company                     at 12/31/2003      MCh$        MCh$        MCh$       MUS$        MCh$        MCh$       MUS$
-----------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)                         52.2%     2,353      10,586       8,117       13.7      15,578      38,047       64.1

Food & Beverage:
CCU (1)                                    30.8%     3,518       1,274       5,581        9.4       6,862      16,657       28.1
Lucchetti (1)                              95.9%   (31,422)         91      (1,310)      (2.2)    (35.224)     (2,031)      (3.4)

Telecommunications:
Telsur (1)                                 73.6%     1,277       1,409       1,616        2.7       4,478       5,468        9.2
Entel (2)                                   5.7%     1,056         808         893        1.5       2,361       3,414        5.7

Manufacturing:
Madeco (1)                                 55.2%    (2,307)       (248)     (6,196)     (10.4)    (22,542)    (10,717)     (18.0)

Real estate/hotel admin.:
Carrera (1)                                90.0%       128      (3,400)       (954)      (1.6)       (871)     (4,781)      (8.1)
Habitaria (1)                              50.0%       258         136        (226)      (0.4)        453        (336)      (0.6)

Total operating companies                          (25,139)     10,656       7,521       12.7     (28,905)     45,721       77.0

Quinenco & holding companies                       (14,714)    (10,579)    (10,186)     (17.2)    (47,330)     (8,026)     (13.5)

Total                                              (39,852)         77      (2,665)      (4.5)    (76,235)     37,695       63.5
-----------------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportional share of each company's net income (loss).

(1)  Operating company in which Quinenco has direct or indirect control.

(2)  Operating company in which Quinenco holds a minority interest.

Net Income - Full Year 2003

            Quinenco reported net profit of Ch$37,695 million (US$63.5 million) in 2003, totally reverting the 2002 net loss of Ch$76,235 million (US$128.4 million). The increase in net profit was attributable to a significant improvement in operating company results, which with the exception of the real estate/hotel sector, showed dramatic across the board increases for the year. In addition, at the corporate level, Quinenco and holding company contribution also showed improvement having reduced its loss contribution from Ch$47,330 million (US$79.7 million) in 2002 to Ch$8,026 million (US$13.5 million) in 2003.

            Earnings per ordinary share amounted to Ch$34.91 and Ch$349.11 (US$0.59) per ADR in 2003.

Net Income - 4Q 2003

            Quinenco reported a net loss for the fourth quarter of 2003 of Ch$2,665 million (US$4.5 million), compared to a net loss of Ch$39,852 million (US$67.1 million) in the fourth quarter of 2002. The improvement in the quarterly net results was primarily attributable to Lucchetti, which in the fourth quarter of 2002 made a provision for 100% of the book value of its investment in Lucchetti Peru, negatively impacting results in that year. In addition, the contribution from Banco de Chile, CCU and Telefonica del Sur increased by 114% compared to the same quarter of 2002, although a net loss contribution from Madeco, and Carrera partially offset the increase.

            The loss per ordinary share amounted to Ch$2.47 and the loss per ADR, Ch$24.68 (US$0.04) in the fourth quarter of 2003.


                                                                    Page 3 of 21
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QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

Consolidated Income Statement Breakdown
--------------------------------------------------------------------------------------------------------------------------------
                                         4Q 2002      3Q 2003      4Q 2003      4Q 2003    YTD 2002      YTD 2003     YTD 2003
                                            MCh$         MCh$         MCh$         MUS$        MCh$          MCh$         MUS$
---------------------------------------------------------------------------------------------------------------------------------
Revenues
Madeco                                    54,888       59,804       53,712         90.5     258,845       237,666        400.2
Lucchetti                                 18,025       15,300       13,600         22.9      84,636        59,115         99.6
Telsur                                    12,935       12,873       13,114         22.1      49,270        51,469         86.7
Carrera                                    2,100        1,479        2,119          3.6       7,086         6,671         11.2
Quinenco & holding                        (1,417)         642          785          1.2         425         2,458          4.2

Total                                     86,531       90,098       83,330        140.3     400,262       357,379        601.9

Operating income (loss)
Madeco                                      (961)       1,730          176          0.3       4,043         7,457         12.6
Lucchetti                                   (480)         798          807          1.4       2,705         2,894          4.9
Telsur                                     3,498        3,076        3,189          5.4      13,230        12,317         20.7
Carrera                                      258         (216)         286          0.5        (382)         (211)        (0.4)
Quinenco & holding                        (2,426)      (2,619)      (2,805)        (4.8)     (9,216)       (9,710)       (16.3)

Total                                       (111)       2,769        1,653          2.8      10,380        12,747         21.5

Non-operating income (loss)

Interest income                             (199)         728          603          1.0       5,401         2,928          4.9

Share of net income/loss
from related companies:
Banco de Chile                             2,353       10,586        8,117         13.7      15,578        38,047         64.1
CCU                                        3,518        1.274        5,581          9.4       6,862        16,657         28.1
Habitaria                                    258          136         (226)        (0.4)        453          (336)        (0.6)
Entel                                      1,056          808          893          1.5       2,361         3,414          5.7
Other equity inv                             189           69           58          0.1         180          (385)        (0.6)
Other non-op income                        1,079          641          478          0.8       6,037        38,009         64.0
Amort. of GW expense                      (4,974)      (5,043)      (4,763)        (8.0)    (20,737)      (20,095)       (33.8)
Interest expense                         (10,035)      (9,707)      (6,113)       (10.3)    (51,234)      (35,192)       (59.3)
Other non-op expenses                    (50,616)     (20,218)     (13,502)       (22.7)    (65,309)      (45,746)       (77.0)
Price-level/fx. translation
gains/losses                              12,199        2,844          215          0.3      (8,985)        2,876          4.8

Total                                    (45,172)     (17,882)      (8,659)       (14.6)   (109,393)          177          0.3

Income Tax                                 1,039         (964)          (4)        (0.0)        143        (2,569)        (4.3)
Extraordinary items                           --           --           --           --          --            --           --
Minority Interest                          3,161          122        3,790          6.4      20,727         3,816          6.4
Amort. of neg. GW                          1,231       16,032          555          0.9       1,908        23,524         39.6

Net income (loss)                        (39,852)          77       (2,665)        (4.5)    (76,235)       37,695         63.5
---------------------------------------------------------------------------------------------------------------------------------

Revenues - Full Year 2003

            Consolidated revenues in 2003 totaled Ch$357,379 million (US$601.9 million), a decrease of 10.7% from the Ch$400,262 million (US$674.1 million) reported in 2002. The reduction in sales in 2003 was primarily attributable to Lucchetti's and Madeco's operations. Lucchetti reported a decline in sales of 30.2% mainly due to the discontinuation of its productive activities in Peru in January 2003. Madeco's sales, which fell by 8.2% to Ch$237,666 million (US$400.2 million), were affected by weak demand for cables, particularly in Brazil.

            Consolidated sales in 2003 can be broken down as follows: Madeco (66.5%), Lucchetti (16.5%), Telsur (14.4%), Hoteles Carrera (1.9%)
            and Quinenco and intermediate holding companies (0.7%).


                                                                    Page 4 of 21
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QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

Revenues - 4Q 2003

            Consolidated revenues for the fourth quarter of 2003 were Ch$83,330 million (US$140.3 million), 3.7% lower than the Ch$86,531 million (US$145.7 million) registered in the fourth quarter of 2002, mainly due to a decrease of 24.5% in Lucchetti's sales level following the shutdown of its Peruvian pasta operations in January 2003 and a 2.1% decrease in Madeco's sales. The decline in Madeco's sales was primarily attributable to a reduction in sales of the wire and cable unit, the effect of which was partially offset by an increase in sales of Madeco's other three business units.

            Consolidated sales can be broken down as follows: Madeco (64.5%), Lucchetti (16.3%), Telsur (15.7%), Carrera (2.5%) and others (1.0%).

Operating Income - Full year 2003

            Consolidated operating income was Ch$12,747 million (US$21.5 million) in 2003, up by 22.8% from the Ch$10,380 million (US$17.5 million) reported in 2002. The sharp increase in operating profit for the year was primarily related to Madeco's operations, which benefited from SG&A expense cutbacks in all of its business units. The increase in consolidated operating profit was partially offset by a decline in Telsur's operating results which fell by 6.9% to Ch$12,317 million (US$20.7 million) as the operating margin associated with the newly consolidated non-regulated business segments (internet, security and business services) does not yet fully compensate for the reduction in operating profit associated with Telsur's traditional telephony services.

Operating Income - 4Q 2003

            Operating income for the fourth quarter of 2003 was Ch$1,653 million (US$2.8 million), compared to an operating loss of Ch$111 million (US$0.2 million) reported in the fourth quarter of 2002. The improvement in quarterly operating performance was mainly due to a significant rise in operating profits at Lucchetti and Madeco. Lucchetti reverted the operating loss it reported in 4Q 2003 as a result of the discontinuation of its Peruvian pasta operations which generated operating losses in 4Q 2002. The improvement in Madeco's operating performance in the fourth quarter was primarily due to a reduction in SG&A expenses, implemented as part of a company-wide plan to improve profitability levels.

EBITDA - Full year 2003

            EBITDA amounted to Ch$41,519 million (US$69.9 million) in 2003, compared to Ch$40,709 million (US$68.6 million) in 2002, an increase of 2.0%.

EBITDA - 4Q 2003

            EBITDA reached Ch$8,106 million (US$13.7 million) in 4Q 2003, compared to Ch$7,313 million (US$12.3 million) in 4Q 2002, an increase of 10.8%.

Non-Operating Results - Full year 2003

            Non-operating income amounted to Ch$177 million (US$0.3 million) in 2003, compared to non-operating losses of Ch$109,393 million (US$184.2 million) in 2002. The main items included in non-operating results are discussed below:

      o     Proportionate share of net income of equity method investments (net)

            Quinenco's proportionate share of net income from equity method investments, which includes results from Banco de Chile and CCU, reached Ch$57,396 million (US$96.7 million), compared to Ch$25,435 million (US$42.8 million) in 2002. The significant increase mostly corresponds to Quinenco's proportionate share of income from Banco de Chile, which reported record profits in its first post-merger year (from Ch$15,578 million (US$26.2 million) in 2002 to Ch$38,047 million (US$64.1 million) in 2003) as a result of lower operating expenses and loss provisions as well as


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QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

            strong growth in fee income. Similarly, Quinenco's share of CCU's net income went from Ch$6,862 million (US$11. 6 million) to Ch$16,657 million (US$28.1 million) as a result of CCU having benefited from a 20.2% increase in operating profits and an extraordinary gain on sale derived from the divestment of its Croatian brewery.

      o     Other non-operating income

            Other non-operating income amounted to Ch$38,009 million (US$64.0 million), a marked increase from the Ch$6,037 million (US$10.2 million) reported in 2002. The variation is primarily explained by the settlement payment of Ch$36,035 million (US$60.7 million) received by Quinenco from its ex-partner in IRSA, the holding company which controls 61.6% of CCU.

      o     Amortization of goodwill expense (net)

            Amortization of goodwill expense (net) amounted to Ch$20,095 million (US$33.8 million) in 2003, varying slightly from the Ch$20,737 million (US$34.9 million) reported in 2002. Goodwill expense is mostly related to the Banco de Chile acquisition in March 2001. Goodwill (net) corresponding to Banco de Chile amounted to Ch$296,936 million (US$500.1 million) as of December 31, 2003 (this includes goodwill of Ch$68,423 million (US$115.2 million) associated with the ex-Banco Edwards acquisition in 1999). Goodwill is amortized over a twenty-year period, using the straight-line method.

      o     Interest expense

            Interest expense in 2003 amounted to Ch$35,192 million (US$59.3 million), a 31.3% decrease compared to the Ch$51,234 million (US$86.3 million) reported in 2002. The decrease is mainly explained by a reduction in the debt levels of the operating companies and at the corporate level, and to a lesser extent, lower prevailing interest rates during the twelve-month period.

      o     Other non-operating expenses

            Other non-operating expenses amounted to Ch$45,746 million (US$77.0 million), compared to Ch$65,309 million (US$110.0 million) in 2002. In 2002, Lucchetti wrote-off the book value of its investment in its Peruvian pasta plant, negatively impacting results in that year by Ch$30,110 million (US$50.7 million). The variation in other non-operating expenses is mostly explained the absence of this provision in 2003, however Madeco also reported a lower level of write-offs and provisions in connection with its foreign operations compared to 2002 which further reduced other non-operating expenses. The reduction in other non-operating expenses was partially offset by a loss of Ch$21,130 million (US$35.6 million) related to Madeco's capital increase to which Quinenco did not subscribe additional shares. Worth mentioning is that the effect of this loss is entirely offset by a credit to negative goodwill for the same amount.

      o     Price-level restatement and foreign currency translation losses

            Price-level restatement and foreign currency translations gains amounted to Ch$2,876 million (US$4.8 million) in 2003, compared to losses of Ch$8,985 million (US$15.1 million) in 2002.

            In 2003, the gains specific to foreign currency translation amounted to Ch$984 million (US$1.7 million), compared to losses of Ch$14,058 million (US$23.7 million). 2002 losses mostly corresponded to Madeco's operations as a result of the devaluation of the Chilean peso, Argentine peso and Brazilian real during that year. In 2003, the gains on foreign currency translation mainly relate to the appreciation of the Chilean peso via-a-vis the US dollar. The price-level restatement gain amounted to Ch$1,892 million (US$3.2 million), down from the Ch$5,073 million (US$8.5 million) reported in 2002 owing to the lower inflation level of 1% in 2003.


                                                                    Page 6 of 21
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QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

Non-Operating Results - 4Q 2003

            Quinenco reported a non-operating loss of Ch$8,659 million (US$14.6 million) in the fourth quarter of 2003, compared to a non-operating loss of Ch$45,172 million (US$76.1 million) in the same quarter of 2002. The main items included in non-operating results are discussed below:

      o     Proportionate share of net income of equity method investments (net)

            Quinenco's proportionate share of net income from equity method investments (net) increased by 95.6% to Ch$14,423 million (US$24.3 million) in 2003. The increase mainly corresponded to increases in the proportionate share of net income from Banco de Chile, and to a lesser extent, CCU. Banco de Chile's net profit increased by 211.8% to Ch$27,542 million (US$46.4 million)in 4Q 2003, of which Quinenco's share was Ch$8,117 million (US$13.7 million). CCU's net profit for the fourth quarter of 2003 also showed a significant improvement over 4Q 2002, reaching Ch$18,117 million (US$30.5 million) of which Ch$5,581 million (US$9.4 million) corresponded to Quinenco's interest.

      o     Amortization of goodwill expense

            Amortization of goodwill expense amounted to Ch$4,763 million (US$8.0 million) in the fourth quarter of 2003, down by 4.2% from the Ch$4,974 million (US$8.4 million) reported in the same period of 2002. Goodwill expense at the consolidated level is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the ex-Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile).

      o     Interest Expense

            Interest expense for the fourth quarter of 2003 amounted to Ch$6,113 million (US$10.3 million), a decrease of 39.1% compared to the same period in 2002. The decrease is primarily associated with a lighter consolidated debt load. Madeco reported a reduction in interest expense of 60.6% in 4Q 2003, accounting for Ch$2,290 million (US$3.9 million) of the total reduction. Interest expense related to the corporate level also showed a sharp reduction, falling by 26% quarter-over-quarter.

      o     Other non-operating expenses

            Other non-operating expenses amounted to Ch$13,502 million (US$22.7 million), compared to Ch$50,616 million (US$85.2 million) reported in the same quarter in 2002. During the fourth quarter of 2002, Lucchetti made a provision of Ch$30,110 million (US$50.7 million) to write-off 100% of the book value of its investment in Lucchetti Peru following its forced closure by the Peruvian authorities. The variation quarter-over-quarter is mostly explained by this provision.

            The main items comprising other non-operating expenses in 4Q 2003 were provisions related to Madeco's operations, including a provision of Ch$4,917 million (US$8.3 million) to write-off Madeco's optic fiber subsidiary in Brazil. In addition, Lucchetti made additional provisions in connection with its Peruvian subsidiary which has been in the process of liquidating its operations following its forced closure in the beginning of 2003, including a write-off of accounts receivable of Ch$1,187 million (US$2.0 million). Also included with other non-operating expenses in 4Q 2003 was an additional loss provision of Ch$1,231 million (US$2.1 million) made in connection with the disposal of the Santiago Hotel Carrera to the Chilean Ministry of Foreign Relations.


                                                                    Page 7 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

      o Price-level restatement and foreign currency translation gains (losses) net

            Price-level restatement and foreign currency translation gains (net) were Ch$215 million (US$0.4 million) in the fourth quarter of 2003, compared to gains of Ch$12,199 million (US$20.5 million) in the same period in 2002.

            Price-level restatement gains amounted to Ch$1,015 million (US$1.7 million) in 4Q 2003 compared to price-level restatement gains of Ch$1,329 million (US$2.2 million) reported in the same quarter in 2002.

            Foreign currency translation losses amounted to Ch$800 million (US$1.3 million) in 4Q 2003, compared to foreign currency translation gains of Ch$10,870 million (US$18.3 million) in the same period in 2002. In both quarters, the results from foreign currency translations mostly corresponded to Madeco's operations. The sharp reduction in foreign currency translation results in 4Q 2003 was primarily attributable to the effect of the revaluation of the Chilean peso on US dollar net assets (the composition of net assets having changed following Madeco's financial restructuring in which US dollar debt was reduced considerably) as well as translation losses from Madeco's foreign subsidiaries. In 4Q 2002, foreign currency translation gains corresponding to Madeco's operations were primarily due to the revaluation of the Chilean peso and the Argentine peso during that period.

Income Taxes - Full Year 2003

            Quinenco reported income taxes in 2003 amounting to Ch$2,569 million (US$4.3 million), compared to income tax credits of Ch$143 million (US$0.2 million) in 2002.

Income Taxes - 4Q 2003

            Quinenco reported income taxes of Ch$4 million (US$0.0 million), compared to an income credit of Ch$1,039 million (US$1.8 million) during the same period of 2002.

Minority Interest - Full Year 2003

            In 2003, Quinenco reported an add-back to income of Ch$3,816 million (US$6.4 million). The amount is mainly related to minority shareholders' proportionate share of Madeco's net loss reported in 2003, partially offset by minority shareholders' proportionate share of Telefonica del Sur's net income.

Minority Interest - 4Q 2003

            In the fourth quarter of 2003, Quinenco added back to income Ch$3,790 million (US$6.4 million) related to minority shareholders' interests for the period. The amount is mainly related to minority shareholders' proportionate share of Madeco's net loss reported in 2003, partially offset by minority shareholders' proportionate share of Telefonica del Sur's net income.

Amortization of Negative Goodwill - Full Year 2003

      Amortization of negative goodwill amounted to Ch$23,524 million (US$39.6 million) in 2003 and was mostly comprised of an extraordinary credit of Ch$21,130 million (US$36.5 million) related to Madeco's capital increases in June and August 2003 to which Quinenco did not subscribe additional shares. Worth mentioning is that this credit offset the loss item included in other non-operating expenses for the same amount and the effect on income for the year is zero.

Amortization of Negative Goodwill - 4Q 2003

      Amortization of negative goodwill amounted to Ch$555 million (US$0.9 million) in the fourth quarter of 2003, compared to Ch$1,231 million (US$2.1 million) in the same period of 2002.


                                                                    Page 8 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 3rd quarter of 2003)

Condensed Consolidated Balance Sheet
----------------------------------------------------------------------------------------------------------
                                                       As of          As of           As of         As of
                                                    12/31/02        9/30/03        12/31/03      12/31/03
                                                        MCh$           MCh$            MCh$          MUS$
----------------------------------------------------------------------------------------------------------
Current assets                                       261,177        287,611         249,057         419.4
Fixed assets                                         396,391        366,267         325,777         548.6
Other assets                                         880,902        818,271         816,526       1,375.1

Total assets                                       1,538,470      1,472,149       1,391,360       2,343.1

Current liabilities                                  306,860        207,021         161,911         272.7
Long-term liabilities                                514,684        493,009         499,068         840.5
Minority interest                                     80,106        110,175          96,359         162.3
Shareholders' equity                                 636,820        661,944         634,022       1,067.7

Total liabilities & shareholders' equity           1,538,470      1,472,149       1,391,360       2,343.1
----------------------------------------------------------------------------------------------------------

Current Assets

            Current assets decreased 13.4% compared to the third quarter of 2003, mainly attributable to Quinenco and Madeco. Current assets corresponding to Quinenco's operations decreased due to bond payments, other debt service and subscription to Lucchetti's capital increase in December. The reduction in Madeco's current assets was mainly due to debt service cancellation. These reductions were partially offset by an increase in current assets at the corporate level, mainly cash proceeds from the sale of the Hotel Carrera building and grounds.

Fixed Assets and Other Assets

            Fixed assets decreased 11.1% compared to the third quarter of 2003, mostly due to the sale of the Hotel Carrera building and grounds as well as adjustments to fixed assets made by Madeco to reflect the write-down of Optel, assets in Argentina and Armat. Other assets did not vary significantly compared to the third quarter of 2003.

Current Liabilities

            Current liabilities decreased 21.8% compared to the third quarter of 2003, mostly reflecting debt pay down at the Quinenco corporate level, and to a lesser extent, at Madeco.

Long-term Liabilities

            Long-term liabilities did not vary significantly compared to the third quarter of 2003.

Minority Interest

            Minority interest decreased by 12.5% compared to the third quarter of 2003, mainly attributable to the minority interest corresponding to minority shareholders' interest in Madeco.

Shareholders' Equity

            Shareholders' equity decreased by 4.2% compared to the third quarter of 2003, mainly corresponding to Madeco. The decrease in Madeco's shareholders' equity reflected the fourth quarter net loss as well as the effect of exchange rate differences arising from the appreciation of the Chilean peso vis-a-vis the US dollar under Technical Bulletin 64 with respect to Madeco's foreign operations.

Quinenco Corporate Level

            As of December 31, 2003, financial debt at the corporate level was Ch$330,157 million (US$556.0 million). As of the same date, cash and cash equivalents amounted to approximately Ch$35,094 million (US$59.1 million). The debt to total capitalization ratio at the corporate level was 34.2%.


                                                                    Page 9 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quinenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quinenco's main operating companies (excluding Banco de Chile):

----------------------------------------------------------------------------
                                                                   ROCE (1)
For the 12 months ended 9/30/03
----------------------------------------------------------------------------
Madeco                                                                 1.6%
Telsur                                                                 8.3%
Lucchetti                                                              4.9%
Carrera                                                               (1.3%)
CCU                                                                    9.1%
Habitaria                                                              0.2%
----------------------------------------------------------------------------

(1)  Adjusted operating return over capital employed for the last 12 months.



                                                                   Page 10 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportional share of income from investments in the Financial Services sector during 2002 and 2003:

FINANCIAL SERVICES
---------------------------------------------------------------------------------------------------
                       Ownership   4Q 2002        2002     4Q 2003   4Q 2003      2003        2003
                               %      MCh$        MCh$        MCh$      MUS$      MCh$        MUS$
---------------------------------------------------------------------------------------------------
Banco de Chile (1)         52.2%     2,353      15,578       8,117      13.7    38,047        64.1
---------------------------------------------------------------------------------------------------

1) Ownership % corresponds to voting rights. Quinenco's proportionate share of Banco de Chile's income (economic rights) is 29.2%.

BANCO DE CHILE

Banco de Chile                            Quarter                          Accumulated for Year
----------------------------------------------------------------------------------------------------------
                                4Q 2002     4Q 2003      4Q 2003        2002           2003          2003
                                   MCh$        MCh$         MUS$        MCh$           MCh$          MUS$
----------------------------------------------------------------------------------------------------------
Operating revenues              116,483     105,026        176.9     419,821        424,250         714.5
Provisions                      (28,525)    (16,772)       (28.2)   (119,045)       (60,069)       (101.2)
Operating expenses              (73,995)    (59,660)      (100.5)   (250,517)      (224,436)       (378.0)
Net Income (loss)                 8,834      27,542         46.4      53,161        130,553         219.9

Loan portfolio                                                     6,167,763      6,242,123      10,512.2
Total assets                                                       8,679,770      9,249,902      15,577.5
Shareholders' equity                                                 624,412        695,676       1,171.6

Net interest margin                3.6%        1.0%                     4.5%           2.7%
Net Financial Margin               4.5%        3.8%                     4.1%           3.8%
Efficiency ratio                  63.5%       56.8%                    59.7%          52.9%
ROAE                               5.9%       16.0%                     8.9%          20.0%
ROAA                               0.4%        1.2%                     0.6%           1.4%
----------------------------------------------------------------------------------------------------------

Full year 2003 Results

Banco de Chile reported net income of Ch$130,553 million (US$219.9 million), for the year ended December 31, 2003, the highest level in its history. This represented an increase of 146% from the net income of Ch$53,161 million (US$89.5 million) reported in 2002. The significant increase in net profit in 2003 was mainly attributable to lower provisions for loan losses, strong growth in fee income, higher loan recoveries and a sharp reduction in operating expenses, the effects of which more than offset a decline in the bank's net financial income and higher income taxes incurred during the period.

Operating revenue amounted to Ch$424,250 million (US$714.5 million), up 1.1% from the Ch$419,821 million (US$707.0 million) reported in 2002. Fee income, which accounted for 24.4% of operating revenues in 2003, was the main driver as both the banking and stock brokerage businesses experienced important fee income growth. As a result, fee income jumped by 30.2% to Ch$103,389 (US$174.1 million) in 2003. To a lesser extent, gains on financial instruments also contributed to the increase in operating revenues, climbing from Ch$1,130 million (US$1.9 million) to Ch$5,330 million (US$9.0 million), mainly attributable to earnings related to the sale of Argentine securities. These increases more than offset the decline in net financial income which fell by 7% to Ch$315,531 million (US$531.4 million), mostly as a consequence of the lower inflation rate of 1% which affected the amount of interest income earned on UF based assets as well as the absence of repricing benefits.


                                                                   Page 11 of 21
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QUINENCO S.A.
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Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

Banco de Chile's efficiency ratio (measured as operating expenses to operating revenues), which rose temporarily in 2002 to 59.7% when the bank was undergoing its merger, dropped to 52.9% for the twelve month period.

Provisions for loan losses were cut by more than 40% to Ch$60,069 million (US$101.2 million) in tune with more positive economic indicators and performance in Chile, most notably GDP growth, employment levels, low interest rates and inflation levels. To a lesser extent, the 17% appreciation of the Chilean peso also contributed to lower provisions on foreign currency denominated loans.

As of December 2003, the Bank's loan portfolio varied slightly from the same period in 2002, having shown an increase of 1.2% over the last twelve months. The bank experienced growth in almost all of its loan segments, most notably the consumer loan and foreign trade loan areas.

Banco de Chile was the second ranked bank in the country (in terms of loans) with a market share of 18.1% according to information published by the Chilean Superintendency of Banks for the period ended December 31, 2003. Its return on capital and reserves for the twelve-month period was 23.1%, compared to 8.9% in 2002 when the bank was nearing completion of its merger process. The local financial system as a whole reported a return on capital and reserves of 16.6% in 2003, according to the same source, well below that of Banco de Chile.

4Q 2003 Results

Banco de Chile reported net income of Ch$27,542 million (US$46.4 million) in the fourth quarter of 2003, an increase of nearly 212% from the Ch$8,834 million (US$14.9 million) reported in the same period of 2002. The increase in net quarterly earnings was attributable to a sharp reduction in operating expenses and provisions for loan losses as well as an increase in fee income compared to the fourth quarter of 2002.

Operating revenues decreased by 9.8% to Ch$105,026 million (US$176.9 million) in the fourth quarter of 2003 as a result of a stiff 13.4% decline in net financial income, which went from Ch$91,100 million (US$153.4 million) to Ch$78,864 million (US$132.8 million) and losses on financial instruments which reached Ch$3,836 million (US$6.5 million). The decline in net financial income was attributable to the negative inflation of 0.2% experienced during the fourth quarter of the year. Losses on financial instruments corresponded to marked to market losses related to local and international long-term interest rate hikes as well as the sale of an Argentine bank loan. The reduction in operating revenues was partially offset by a 41.7% increase in fee income (Ch$29,998 million, US$50.5 million) associated with banking services and to a lesser extent, stock brokerage services. Fee income as a percentage of operating revenues was 28.6% compared to 18.2% in 4Q 2002, continuing the growth trend experienced throughout the year.

Provisions for loan losses, which amounted to Ch$16,772 million (US$28.2 million), dropped significantly from the Ch$28,883 million (US$48.6 million) reported in the fourth quarter of 2002, in line with the dynamism of the economy and more positive outlook. Operating expenses fell by 19.4% to Ch$59,660 million (US$100.5 million) compared to the fourth quarter of 2002 when operating expenses included costs relative to the merger process.

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Food & Beverage sector during 2002 and 2003:



                                                                   Page 12 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

FOOD & BEVERAGE
-----------------------------------------------------------------------------------------------------
                 Ownership     4Q 2002        2002     4Q 2003     4Q 2003        2003        2003
                         %        MCh$        MCh$        MCh$        MUS$        MCh$        MUS$
-----------------------------------------------------------------------------------------------------
CCU                  30.8%       3,518       6,862       5,581         9.4      16,657        28.1
Lucchetti            95.9%     (31,422)    (35,224)     (1,310)       (2.2)     (2,031)       (3.4)
-----------------------------------------------------------------------------------------------------

CCU

------------------------------------------------------------------------------------------------------------
CCU                                       Quarter                           Accumulated for Year
------------------------------------------------------------------------------------------------------------
                                4Q 2002     4Q 2003      4Q 2003           2002           2003         2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
------------------------------------------------------------------------------------------------------------
Sales                           103,982     118,006        198.7        349,350        384,064        646.8
Operating income (loss)          14,651      21,946         37.0         38,142         45,863         77.2
Net Income (loss)                11,426      18,117         30.5         22,286         54,088         91.1

Total Assets                                                            658,647        576,598        971.0
Shareholders' equity                                                    437,820        278,772        469.5
------------------------------------------------------------------------------------------------------------

Full Year 2003 Results

CCU's consolidated sales revenues rose by 9.9% to Ch$384,064 million (US$646.8 million), mainly attributable to a 9.0% increase in volume sold. With the exception of domestic wines, all of CCU's beverage segments experienced volume increases in 2003, most notably beer in Chile and Argentina. In general terms, volumes were influenced by the economic reactivation underway in Chile and to a certain extent, in Argentina, as well as the addition of new products to CCU's portfolio, particularly Heineken. In addition, Finca La Celia began consolidating its export wine operation with VSP in January of 2003 and CCU entered the pisco segment in 2003, both of which also served to increase sales volumes for the year. Higher average beer prices in Chile and Argentina more than compensated for the sharp drop in average wine prices during the year. Revenues by core businesses can be broken down as follows: beer Chile (39.0%), beer Argentina (8.2%), soft drinks/mineral water (30.0%), wine (21.5%) and others (1.3%) (worth noting is that pisco revenues are included with others).

Operating income jumped by 20.2% to Ch$45,863 million (US$77.2 million) in 2003, mainly due to strong growth in revenues in the beer segment in Chile both in terms of volume and average prices as well as lower cost of goods sold and SG&A expenses as a percentage of sales, the combination of which resulted in an increase in the Chilean beer segment's operating profit of 34.8% during the year. Additionally, the beer segment in Argentina improved considerably compared to 2002, reducing its operating loss by 67.2% to Ch$3,665 million (-US$6.2 million) in response to a somewhat improved economic scenario. These increases were partially offset by a sharp decline in the operating profit associated with the wine segment which fell from Ch$9,163 million (US$15.4 million) to Ch$3,801 million (US$6.4 million) as a consequence of significant reductions in export wine prices as well as a deterioration in the operating profit associated with soft drinks/mineral water segment, which suffered from higher COGS. As a percentage of sales, CCU's operating margin improved to 11.9%, up from 10.9% in 2002.

CCU reported non-operating income of Ch$13,601 million (US$22.9 million), compared to a non-operating loss of Ch$7,131 million (US$12.0 million) in 2002. The variation in non-operating results can mainly be explained by an extraordinary gain of Ch$20,321 million (US$34.2 million) on the sale of CCU's investment in Karlovacka in 2003.

Net profit for the year amounted to Ch$54,088 million (US$91.1 million), an increase of 142.7% over 2002, as a result of the aforementioned improvements in both operating and non-operating results.

4Q 2003 Results

CCU's fourth quarter consolidated sales grew by 13.5% compared to the fourth quarter of 2002 due to an increase of 9.1% in consolidated sales volumes and 4.0% higher average prices. The growth in sales volume was led by the beer segments, both in Chile and Argentina (7.2% and 9.7% respectively), soft drinks (7.9%)


                                                                   Page 13 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

and export wines (20.8%), partially offset by a decline in domestic wine volumes of 1.1%. The increase in consolidated average prices of 4.0% was the result of higher beer prices in Chile and Argentina (9.9% and 24.4%, respectively), and to a lesser extent, 0.2% higher prices in soft drinks and domestic wines (8.1%), partially offset by 22.2% lower export wines prices. Export wine prices dropped as a result of the stronger Chilean peso as well as exports from VSP's subsidiary, Finca La Celia of low-priced bulk wine.

Operating income rose by 49.8% in the fourth quarter to Ch$21,946 million (US$37.0 million), mainly as a result of the higher sales level and lower cost of goods sold as a percentage of sales associated with the beer and soft drinks segments, which translated directly into an increase of 21.4% in CCU's gross profit for the period. This coupled with a decrease in SG&A expenses as a percentage of sales (from 38.1% in 4Q 2002 to 37.3% in 4Q 2003) served to significantly increase operating profits for the quarter. The increase in gross profit and reduction in SG&A as a percentage of total sales also led to an improvement in the consolidated operating margin, which rose from 14.1% in 4Q 2002 to 18.6% in 4Q 2003.

Non-operating losses increased from Ch$1,393 million (US$2.3 million) in 4Q 2002 to Ch$3,207 million (US$5.4 million) in 4Q 2003. The increase in non-operating losses in the fourth quarter of the year was mostly attributable to non-operating losses associated with a change in accounting criteria for inventory, fixed asset write-offs, higher interest expense associated with a higher overall debt level and price-level restatement losses, the effects of which were partially offset by foreign exchange translation gains.

CCU reported net income in 4Q 2003 of Ch$18,117 million (US$30.5 million), an increase of 58.6% compared to the same period in 2002. The hike in quarterly profits was primarily due to the aforementioned increase in operating income reported during the period, lower income taxes and a credit to minority interest for the portion of VSP's losses that correspond to minority shareholders. These increases were partially offset by higher non-operating losses incurred in 4Q 2003.

LUCCHETTI

------------------------------------------------------------------------------------------------------------
Lucchetti                                 Quarter                           Accumulated for Year
------------------------------------------------------------------------------------------------------------
                                4Q 2002     4Q 2003      4Q 2003           2002           2003         2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
------------------------------------------------------------------------------------------------------------
Sales                            18,025      13,600         22.9         84,637         59,115         99.6
Operating income (loss)            (480)        807          1.4          2,705          2,894          4.9
Net Income (loss)               (33,538)     (1,366)        (2.3)       (37,595)        (2,136)        (3.6)

Total Assets                                                             77,108         79,457        133.8
Shareholders' equity                                                     16,351         27,887         47.0
------------------------------------------------------------------------------------------------------------

Full Year 2003 Results

Lucchetti reported sales of Ch$59,115 million (US$99.6 million) for the year 2003, down by Ch$25,521 million (US$43.0 million) or 30.2% from 2002. The reduction in sales is mainly due to the discontinuation of activities in Peru following the forced closure of plant facilities in early 2003 (Ch$18,981 million, US$32.0



                                                                   Page 14 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

million). Sales in Chile also experienced a downturn, falling from Ch$65,656 million (US$110.6 million) in 2002 to Ch$59,115 million (US$99.6 million) in 2003. Sales in Chile were affected by a sharp reduction in the volume of edible oils sold (-43.4%) as the domestic market was flooded by Argentine imports. Pasta and soup sales in Chile rose by 5.2% and 22.1% respectively, although this did not compensate for the decline in edible oil sales.

Operating profit was Ch$2,894 million (US$4.9 million), up by 7% from the Ch$2,705 million (US$4.6 million) reported in 2002. In 2002, the Peruvian operation generated operating losses of Ch$903 million (US$1.5 million). The absence of these losses in 2003 partly explain the positive variation in operating results although a reduction in the operating profits attributable to the Chilean operations of Ch$714 million (US$1.2 million) partially offset this effect. Operating profits in the Chilean operations were affected by the aforementioned drop in sales of edible oils.

Non-operating losses amounted to Ch$6,733 million (US$11.3 million), compared to non-operating losses of Ch$40,119 million (US$67.6 million) in 2002. 2002 non-operating results included the write- off of 100% of the book value of Lucchetti's investment in Peru (Ch$30,110 million, US$50.7 million) following its forced closure, mainly explaining the variation between the two years. In addition, interest expenses was reduced by 41.6% to Ch$2,889 million.

In spite of the improvement at the operating level in 2003 and a tax credit amounting to Ch$1,703 million (US$2.9 million), Lucchetti reported a net loss of Ch$2,136 million (US$3.6 million) for the year 2003.

4Q 2003 Results

Lucchetti reported sales of Ch$13,600 million (US$22.9 million) in the fourth quarter of 2003, down Ch$4,425 million (US$7.5 million) or 24.5% compared to the same period in 2002. Approximately 61% of the downturn in sales is accounted for by the closure of the Peruvian operations in early January 2003. Reduced sales in Chile also affected the sales level in the fourth quarter of the year as low priced Argentine imports of edible oils continued to inundate the domestic market.

In spite of the reduction in sales, operating profit increased by Ch$1,287 million (US$2.2 million) to Ch$807 million (US$1.4 million). The increase in operating results was mainly due to a sharp reduction in SG&A expenses as well as the absence of operating losses from the Peruvian operations.

Non-operating losses amounted to Ch$3,800 million (US$6.4 million), a significant reduction from the Ch$32,795 million (US$55.2 million) reported in 4Q 2002 when Lucchetti wrote-off the book value of its Peruvian investment. Non-operating losses were mostly composed of other non-operating expenses which included legal expenses related to the Lucchetti's arbitration currently underway in Washington and extraordinary severance expenses.

Lucchetti reported a net loss of Ch$1,366 million (US$2.3 million) in 4Q 2003 compared to a net loss of Ch$33,538 million (US$56.5 million) in the same period of 2002. The improvement in Lucchetti's quarterly net results was attributable to the sharp reduction in non-operating losses and to a lesser extent, the aforementioned improvement in operating performance during the quarter.

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportional share of income from investments in the Telecommunications sector during 2002 and 2003:



                                                                   Page 15 of 21
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QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

TELECOMMUNICATIONS
---------------------------------------------------------------------------------------------------
                       Ownership   4Q 2002        2002     4Q 2003   4Q 2003      2003        2003
                               %      MCh$        MCh$        MCh$      MUS$      MCh$        MUS$
---------------------------------------------------------------------------------------------------
Telsur                     73.6%     1,277       4,478       1,616       2.7     5,468         9.2
Entel (1)                   5.7%     1,056       2,361         893       1.5     3,414         5.7
---------------------------------------------------------------------------------------------------

(1)  Non-controlling interest.

TELSUR

------------------------------------------------------------------------------------------------------------
Telsur                                    Quarter                           Accumulated for Year
------------------------------------------------------------------------------------------------------------
                                4Q 2002     4Q 2003      4Q 2003           2002           2003         2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
------------------------------------------------------------------------------------------------------------
Sales                            12,935      13,114         22.1         49,270         51,469         86.7
Operating income (loss)           3,498       3,189          5.4         13,230         12,317         20.7
Net Income (loss)                 1,845       2,195          3.7          6,088          7,430         12.5

Total Assets                                                            139,754        131,796        222.0
Shareholders' equity                                                     57,883         60,917        102.6
------------------------------------------------------------------------------------------------------------

Full Year 2003 Results

Telsur's revenues reached Ch$51,469 million (US$86.7 million) in 2003, an increase of 4.5% over the Ch$49,270 million (US$83.0 million) reported in 2002. The increase in consolidated revenues mainly corresponded to internet, security services and business services, which began to consolidate with Telsur in 2002. As these subsidiaries, which were previously in the development stage, entered into the consolidation in different months of the year, year-over-year comparisons are not directly comparable. In 2003, these non-regulated services contributed 18% of total consolidated revenue. The increase in non-regulated services more than offset the drop in long distance and public telephony revenues experienced during the year. Basic telephony and access charge revenues were flat in 2003.

Basic telephony services accounted for 52.0% of all revenues, followed by user access charges (11.2%), long distance services (9.2%), public telephones (6.0%), and other non-regulated services (21.6%), which include internet provider services, security services, voice data, call center, telephone guides and equipment sales, among others.

Fixed telephony traffic (in minutes) fell by 14% in 2003, mainly due to the effects of substitution from fixed to mobile and internet alternatives. The number of fixed lines in services grew however by 3.5% to a total of 178,168 lines in service, fueled by prepaid subscribers. Long distance revenues were affected by lower traffic in minutes and prices.

In spite of the increase in the company's sales level and a reduction of 2.1% in SG&A expenses, operating profit decreased by 6.9% to Ch$12,317 million (US$20.7 million) in 2003. As internet, security services and business services did not consolidate the entire year in 2002, a direct comparison of operating results is not possible however, in general terms, the operating margin associated with these business segments does not yet fully compensate for the reduction in operating profit associated with traditional telephony services.

As a result, the operating margin as a percentage of sales was 23.9%, down from 26.9% in 2002. Telsur's cash generating capacity improved in 2003 thanks to the addition of the non-regulated services, with EBITDA reaching Ch$25,014 million (US$42.1 million), up from Ch$23,913 million (US$40.3 million) in 2002. Non-operating losses were Ch$2,797 million (US$4.7 million), down by 25.4% from the Ch$3,752 million (US$6.3 million) reported in 2002.

Net profit in 2003 amounted to Ch$7,430 million (US$12.5 million), representing a 22.0% increase from the Ch$6,088 million (US$10.3 million) reported in 2002. The increase in bottom line results for the year was attributable to the aforementioned improvement in non-operating results as well as the fact that in 2002


                                                                   Page 16 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

Telsur incurred extraordinary restructuring costs of Ch$1,541 million (US$2.6 million) which reduced net income in that year.

4Q 2003 Results

Telsur's sales increased by 1.4% to Ch$13,114 million (US$22.1 million) in the fourth quarter of 2003, mainly due to the consolidation of internet services (November of 2002). This increase more than offset the decline in basic telephony service revenues associated with the substitution of fixed telephony for mobile telephony alternatives as well as a drop in revenues from long distance services.

Operating profit declined by 8.8% to Ch$3,189 million (US$5.4 million), partially due to the inclusion of depreciation and other costs associated with internet services, the margins of which do not yet offset the drop in operating profit associated with traditional telephony services.

Telsur's non-operating losses decreased by 69.2% to Ch$340 million (US$0.6 million) in 4Q 2003. The reduction in non-operating losses was mainly related to an improvement in price-level restatement results, lower non-operating expenses as well as higher non-operating income. The improvement in non-operating results led to an increase in net profit of 19% in the fourth quarter of the year. Net profit amounted to Ch$2,195 million (US$3.7 million).



                                                                   Page 17 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

MANUFACTURING SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Manufacturing sector during 2002 and 2003:

MANUFACTURING
---------------------------------------------------------------------------------------------------
                       Ownership   4Q 2002        2002     4Q 2003   4Q 2003      2003        2003
                               %      MCh$        MCh$        MCh$      MUS$      MCh$        MUS$
---------------------------------------------------------------------------------------------------
Madeco                     55.2%   (2,307)    (22,542)     (6,196)    (10.4)  (10,717)      (18.0)
---------------------------------------------------------------------------------------------------

MADECO

-----------------------------------------------------------------------------------------------------
Madeco                                  Quarter                       Accumulated for Year
-----------------------------------------------------------------------------------------------------
                             4Q 2002     4Q 2003     4Q 2003        2002         2003           2003
                                MCh$        MCh$        MUS$        MCh$         MCh$           MUS$
-----------------------------------------------------------------------------------------------------
Sales                         54,888      53,712        90.5     258,845      237,666          400.2
Operating income (loss)         (961)        176         0.3       4,043        7,457           12.6
Net Income (loss)             (4,330)    (11,212)      (18.9)    (40,568)     (16,734)         (28.2)

Total assets                                                     381,934      353,676          595.6
Shareholders' equity                                             100,224      147,569          248.5
-----------------------------------------------------------------------------------------------------

Full Year 2003 Results

Madeco's sales level declined by Ch$21,179 million (US$35.7 million) or 8.2% to Ch$237,666 million (US$400.2 million) in 2003. The deterioration in sales during the year was mainly attributable to lower sales of the cable unit, particularly in Brazil. Sales corresponding to the cable unit fell by Ch$21,876 million (US$36.8 million) or 16.5% to Ch$110,526 million (US$186.1 million) as a consequence of weak demand for metal cables in Brazil which affected sales volumes as well as the effect on sales of the appreciation of the Chilean peso vis-a-vis the US dollar under Chilean GAAP. To a much lesser extent, the brass mills business unit also contributed to the downturn in sales, having experienced a 1.7% decline, mainly as a result of lower coin blank exports. Madeco's flexible packaging and aluminum profiles business units showed modest improvement in 2003, increasing their sales by 1.9% and 3.0%, respectively. Sales of the cable business unit accounted for 46.5% of total sales, followed by brass Mills (23.6%), flexible Packaging (17.6%) and aluminum Profiles (12.3%).

In spite of the sharp decline in sales, Madeco reported an 84.4% increase in operating profit, which reached Ch$7,457 million (US$12.6 million) in 2003. The rise in operating profit was attributable to a 22.2% decrease in SG&A expenses, which more than offset the decline in gross profit associated with the company's lower sales level. SG&A expenses were reduced as part of a company-wide effort to carve out efficiencies. The operating margin as a percentage of sales rose to 3.1% in 2003, compared to 1.6% in 2002. Operating profit by business unit was: cable (-Ch$1,021 million, -US$1.7 million), brass mills (Ch$1,448 million, US$2.4 million), flexible packaging (Ch$3,257 million, US$5.5 million) and aluminum profiles (Ch$3,773 million, US$6.4 million).

Madeco reported non-operating losses of Ch$22,076 million (US$37.2 million), down from the Ch$48,050 million (US$80.9 million) reported in 2002, mostly explained by lower non-operating expenses, which in 2002 included write-offs and provisions for accounts receivable, unused assets and severance payments mostly related to its Argentina subsidiary. In addition, a 35.4% reduction in interest expense and the absence of exchange rate losses due to the appreciation of the Chilean peso vis-a-vis the Brazilian real, the Argentine peso and Peruvian sole also served to reduce non-operating losses for the period. Interest expense incurred in 2003 reflected the company's lower debt level following its financial restructuring as well as lower prevailing interest rates. Worth noting is that in 2003 Madeco provisioned for a loss on its investment in Optel of


                                                                   Page 18 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

Ch$4,917 million (US$8.3 million). Optel is an optic fiber joint venture with Corning which is currently inactive and pending liquidation.

In spite of the marked improvement at the operating level in all of Madeco's business units except cable, the company's bottom line for the year 2003 reflects the aforementioned non-operating losses. The net loss for the period amounted to Ch$16,734 million (US$28.2 million), significantly less than the Ch$40,568 million loss (US$68.3 million) reported in 2002, a year in which the company was also impacted by the regional slowdown in investment levels.

4Q 2003 Results

Madeco's sales level in the fourth quarter of 2003 fell by 2.1% from Ch$54,888 million (US$92.4 million) to Ch$53,712 million (US$90.5 million). The decline in sales corresponded to a reduction in sales of the wire and cable unit (-Ch$2,211 million or -US$3.7 million), partially offset by increases in the sales of Madeco's other three business units (Ch$1,052 million or US$1.8 million). Worth mentioning is that as of the fourth quarter of 2003, Optel, the optic fiber subsidiary in Brazil, no longer consolidates with Madeco as it is in the process of liquidation following the arbitration resolution in November. The effect of the consolidation is not material to Madeco's results of operations.

Despite a 4.3% increase in volumes, sales of the wire and cable unit decreased by 8.6% to Ch$23,636 million (US$39.8 million) mainly due to the appreciation of the Chilean peso vis-a-vis the US dollar, the effect of which reduced sales corresponding to Madeco's foreign operations. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 44.0% of total sales, followed by brass mills (24.8%), flexible packaging (17.7%) and aluminum profiles (13.5%).

In spite of the decline in quarterly sales, operating income increased by Ch$1,137 million (US$1.9 million) to Ch$176 million (US$0.3 million), reverting 4Q 2002 operating losses. The improvement in quarterly operating profit was the result of 29.0% lower SG&A expenses in Madeco's four business units as part of a company-wide cost savings plan. As a percentage of sales, the operating margin was 0.3% in 4Q 2003.

Non-operating losses went from Ch$6,089 million (US$10.3 million) in 4Q 2002 to Ch$10,103 million (US$17.0 million) in 4Q 2003. The variation in non-operating losses is mainly explained by foreign currency translation results which in 4Q 2002 amounted to gains of Ch$10,150 million (US$17.1 million), compared to losses of Ch$1,168 million (US$2.0 million) in the fourth quarter of 2003. The loss generated in 4Q 2003 was due to the effect of the revaluation of the Chilean peso on US dollar net assets (the composition of net assets having changed following Madeco's financial restructuring in which US dollar debt was reduced considerably) as well as translation losses from foreign subsidiaries.

The increase in non-operating losses was partially offset by a reduction in interest expense of 60.6% reported during the period as a consequence of the financial restructuring and capital increase which took place earlier in the year which facilitated debt pay-down. Similarly, other non-operating expenses declined by 36.9% to Ch$8,590 million (US$14.5 million) in 4Q 2003. Other non-operating expenses included a provision for the liquidation of Madeco's investment in Optel for Ch$4,917 million (US$8.3 million) and the write-down of assets in Argentina and in the coin blank subsidiary, Armat, for Ch$2,751 million (US$4.6 million).

The net loss for the fourth quarter of 2003 was Ch$11,212 million (US$18.9 million), compared to a net loss of Ch$4,330 million (US$7.3 million) reported in 4Q 2002, mainly as a consequence of the aforementioned deterioration in non-operating results.

REAL ESTATE/HOTEL ADMINISTRATION

The following table details Quinenco's proportional share of income from investments in the Real Estate/Hotel Administration sector during 2002 and 2003:



                                                                   Page 19 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

REAL ESTATE/HOTEL ADMINISTRATION
---------------------------------------------------------------------------------------------------
                       Ownership   4Q 2002        2002     4Q 2003   4Q 2003      2003        2003
                               %      MCh$        MCh$        MCh$      MUS$      MCh$        MUS$
---------------------------------------------------------------------------------------------------
Hoteles Carrera            90.0%       128       (871)       (954)     (1.6)   (4,781)       (8.1)
Habitaria                  50.0%       258         453       (226)     (0.4)     (336)       (0.6)
---------------------------------------------------------------------------------------------------

HOTELES CARRERA

------------------------------------------------------------------------------------------------------------
Hoteles Carrera                           Quarter                           Accumulated for Year
------------------------------------------------------------------------------------------------------------
                                4Q 2002     4Q 2003      4Q 2003           2002           2003         2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
------------------------------------------------------------------------------------------------------------
Sales                             2,100       2,119          3.6          7,086          6,671         11.2
Operating income (loss)             258         286          0.5           (382)          (211)        (0.4)
Net Income (loss)                   149      (1,060)        (1.8)        (1,006)        (5,315)        (9.0)

Total assets                                                             23,438         11,610         19.6
Shareholders' equity                                                     14,666          8,539         14.4
------------------------------------------------------------------------------------------------------------

Full Year 2003 Results

The Santiago Hotel Carrera was sold in November 2003 pursuant to an agreement with the Ministry of Foreign Relations of Chile for UF832,000 (approx. US$23.7 million). Prior to its sale, the Santiago hotel was Hoteles Carrera's main asset, accounting for approximately 60% of consolidated revenues. Following the disposal, Carrera's activities are limited to operating a wholly-owned four star hotel in Concepcion as well as three leased hotels in the north of Chile. The leases on the northern hotels expire during 2004. Hoteles Carrera reported a loss on the sale of the Santiago hotel of Ch$4,713 million (US$7.9 million) which mostly explains the net loss of Ch$5,315 million (US$9.0 million) reported for the year 2003.

4Q 2003 Results

Hoteles Carrera reported a net loss of Ch$1,060 million (US$1.8 million) for the fourth quarter of 2003 as a result of the disposal of its main activity in November. Carrera will continue to operate its remaining hotel in Concepcion once the leases held on the northern hotels expire in 2004.




                                                                   Page 20 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Fourth quarter 2003
--------------------------------------------------------------------------------

HABITARIA

Habitaria                                 Quarter                           Accumulated for Year
------------------------------------------------------------------------------------------------------------
                                4Q 2002     4Q 2003      4Q 2003           2002           2003         2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
------------------------------------------------------------------------------------------------------------
Sales                             7,963      3,505          5.9          23,236        18,066         30.4
Operating income (loss)             603       (227)        (0.4)          1,409            50          0.1
Net Income (loss)                   516       (449)        (0.8)            907          (672)         1.1

Total assets                                                             47,408         35,464        59.7
Shareholders' equity                                                     17,565         16,893        28.4
------------------------------------------------------------------------------------------------------------

Full Year 2003 Results

Habitaria reported a net loss of Ch$672 million (US$1.1 million) in 2003, compared to a net profit of Ch$907 million (US$1.5 million) in 2002. During 2003, Habitaria's sales dropped by approximately 22% to Ch$18,066 million (US$30.4 million). 2003 sales were aggravated by the poor market conditions which prevailed throughout most of the year, with particularly weak demand for housing. In addition, Habitaria had few units come onto the market during 2003 which also contributed to the downturn. During 2003, Habitaria recorded sales corresponding to 275 units, well below the 436 units sold in 2002, although the sales mix favored higher priced housing units.

Since Habitaria recognizes income (and its corresponding cost) related to the sale of its housing units only upon final execution of the purchase agreement. Administration and overhead expenses are recognized when incurred. Therefore, financial results may reflect a mis-matching of revenues and expenses.

As of December 31, 2003, Habitaria had pre-sold an additional 52 apartments to be delivered in future periods (not included in 2003 sales revenues). Its inventory of finished stock as of December 31, 2003 (excluding pre-sold units as of the same date) was 218 apartments and homes. During 2004, Habitaria is expected to finish constructing three additional phases of ongoing projects.

4Q 2003 Results

Habitaria reported consolidated sales of Ch$3,505 million (US$5.9 million) in the fourth quarter of 2003, a decrease of 56.0% from the Ch$7,963 million (US$13.4 million) reported in 4Q 2002. During the fourth quarter, Habitaria sold 52 housing units compared to 141 units sold in the same period of 2002, although the sales mix favored more expensive housing units. Although market conditions were very poor in the last quarter of the year, especially for housing units, the situation was further exacerbated by the fact that Habitaria had few housing units come onto the market. Operating results suffered as a consequence of the contraction in sales, and Habitaria reported operating losses of Ch$227 million (US$0.4 million) and a net loss for the fourth quarter of the year of Ch$449 million (US$0.8 million).


                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                             www. quinencogroup.com


                                                                   Page 21 of 21
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
--------------------------------------------------------------------------------